UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 02)*

Molecular Data Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.00005 per share

(Title of Class of Securities)

60852L106

(CUSIP Number)

Calendar Year 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☒  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60852L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Streeterville Capital LLC 85-2954598

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

35,900,305

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

35,900,305

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,900,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

*Reporting Person Streeterville Capital LLC (“Streeterville”) has rights, under a Securities Purchase Agreement and Convertible Debenture, to own an aggregate number of shares of the Issuer’s Class A ordinary shares or ADSs which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A ordinary shares beneficially owned by Streeterville as of the date of this filing was 35,900,305 shares, which is 9.99% of the 359,362,418 Class A ordinary shares outstanding on April 7, 2021 (as reported in that certain Convertible Debenture issued by Issuer on April 7, 2021 in favor of Streeterville).

CUSIP No.	60852L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Streeterville Management LLC 85-3223919

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Utah

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

35,900,305

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

35,900,305

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,900,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
FOOTNOTES

*Reporting person Streeterville Management LLC is the Manager of reporting person Streeterville. Streeterville has rights, under a Securities Purchase Agreement and Convertible Debenture, to own an aggregate number of shares of the Issuer’s Class A ordinary shares or ADSs which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A ordinary shares beneficially owned by Streeterville as of the date of this filing was 35,900,305 shares, which is 9.99% of the 359,362,418 Class A ordinary shares outstanding on April 7, 2021 (as reported in that certain Convertible Debenture issued by Issuer on April 7, 2021 in favor of Streeterville).

CUSIP No.	60852L106

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
John M. Fife

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

35,900,305

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER

35,900,305

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

35,900,305

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

9.99*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

*John M. Fife is the sole member of Streeterville Management LLC, which is the Manager of reporting person Streeterville. Streeterville has rights, under a Securities Purchase Agreement and Convertible Debenture, to own an aggregate number of shares of the Issuer’s Class A ordinary shares or ADSs which, except for a contractual cap on the amount of outstanding shares that Streeterville may own, would exceed such cap. Streeterville's current ownership cap is 9.99%. Thus, the number of shares of the Issuer's Class A ordinary shares beneficially owned by Streeterville as of the date of this filing was 35,900,305 shares, which is 9.99% of the 359,362,418 Class A ordinary shares outstanding on April 7, 2021 (as reported in that certain Convertible Debenture issued by Issuer on April 7, 2021 in favor of Streeterville).

Item 1.

(a)	Name of Issuer
Molecular Data Inc.

(b)	Address of Issuer’s Principal Executive Offices
11/F, Building 15, 2177 Shenkun Road Minhang District, Shanghai 201106 People’s Republic of China

Item 2.

(a)	Name of Person Filing

This report is filed by Streeterville Capital LLC, Streeterville Management LLC, and John M. Fife with respect to the shares of Class A Ordinary Shares of the Issuer that are directly beneficially owned by Streeterville Capital LLC and indirectly beneficially owned by the other reporting and filing persons.

(b)	Address of Principal Business Office or, if none, Residence
303 E Wacker Drive, Suite 1040 Chicago, IL 60601

(c)	Citizenship
Streeterville Capital LLC is a Utah limited liability company. Streeterville Management LLC is a Utah limited liability company. John M. Fife is a United States citizen.

(d)	Title of Class of Securities
Class A Ordinary Shares, $0.0005 par value per share

(e)	CUSIP Number

60852L106

CUSIP 60852L106 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on The Nasdaq Stock Market LLC under the symbol “MKD”. Each ADS represents three Class A ordinary shares of the issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 35,900,305

(b)	Percent of class: 9.99%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 35,900,305

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 35,900,305

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Streeterville Capital LLC

Date: October 05, 2023	By:	/s/ John M. Fife
Name: John M. Fife
Title: President

Streeterville Management LLC

Date: October 05, 2023	By:	/s/ John M. Fife
Name: John M. Fife
Title: Member

John M. Fife

Date: October 05, 2023	By:	/s/ John M. Fife
Name: John M. Fife

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)